January 21, 2025

Christopher Whitten Bernard
Chief Executive Officer
Metsera, Inc.
3 World Trade Center
175 Greenwich Street
New York, New York 10007

       Re: Metsera, Inc.
           Registration Statement on Form S-1
           Filed January 10, 2025
           File No. 333-284225
Dear Christopher Whitten Bernard:

       We have reviewed your registration statement and have the following comment.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form S-1 filed January 10, 2025
Use of Proceeds, page 91

1. We note your revised Use of Proceeds disclosure and reissue prior comment 18 from our letter dated November 22, 2024. Please further revise your Use of Proceeds section to state how far in the development process you estimate the proceeds from this offering will enable you to reach for both your MET-233i and MET-244o product candidates.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate
 January 21, 2025
Page 2

time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Tracie Mariner at 202-551-3744 or Lynn Dicker at 202-551-3616 if
you have questions regarding comments on the financial statements and related matters. Please contact Jason Drory at 202-551-8342 or Chris Edwards at 202-551-6761 with any other questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Life
Sciences
cc:   B. Shayne Kennedy